[COMPANY LETTERHEAD]

August 10, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 6010

Attention:	Peggy Fisher, Assistant Director

Eduardo Aleman

Re:	Tripath Technology Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed July 25, 2005

File No. 333-123551

Ladies and Gentlemen:

Tripath Technology Inc. (“Tripath,” the “Company,” or the “Registrant”) has filed with the Securities and Exchange Commission via EDGAR Amendment No. 4 to the above referenced Registration Statement on Form S-1.

Set forth below is Tripath’s response to the Staff’s comments contained in Peggy Fisher’s letter dated August 2, 2005. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response. Reference to “we,” “us,” and “our” in this letter refer to Tripath.

Amendment 3 to Form S-1

Prospectus Summary, page 1

Recent Developments, page 1

1.	Please refer to our prior comment 4. We note your disclosure at the end of the second paragraph on page 3 that you intend to file amended reports to reflect the restated financial information related to the restatements. Please update your disclosure here and elsewhere as necessary to indicate that these amendments were filed on July 27, 2005.

Tripath Technology Inc.

August 10, 2005

We have revised the language on page 3 to indicate that we filed amended reports on July 27, 2005 to reflect the restated financial information related to the restatements.

Management’s Discussion and Analysis, page 26

Results of Operations for the six months ended March 31, 2005 and 2004, page 29

2.	Please refer to our prior comment 6. You state that excluding the effect of the sale of inventory that was previously written down to its net realizable value, the decrease in margin for the six months ended March 31, 2005 was primarily due to a decrease in average selling prices. However, you state that your decline in sales from the comparable prior period was the result of a decline in unit volume and not average selling prices. Please revise or advise us.

We have revised the explanations for the fluctuations in revenue and gross profit on page 29 in response to this comment.

Annual Financial Statements

General

3.	Provide a currently dated and signed consent from your independent accountants with the filing of your next amendment to the Registration Statement.

We have provided a currently dated and signed consent from our independent accountants with the filing of Amendment No. 4 to the Form S-1 Registration Statement.

4.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the Registration Statement.

We have updated the financial statements on page F-38 and page F-57 to comply with Rule 3-12 of Regulation S-X.

Note 8: Subsequent Events (Litigation), page F-24

5.	It appears you have updated this note to include litigation dated after the date of your auditors report. In this regard, please remove such litigation since it is also included in note 10 or have your accountants’ dual date their audit report for such items. Refer to AU 530.

Tripath Technology Inc.

August 10, 2005

We have modified Note 8 on page F-24 to delete the litigation update that is already disclosed in Note 10 on pages F-35 through F-37.

Note 9: Restatement of Previously Reported Annual and Interim Financial Information, page F-26

6.	Please refer to our prior comment 8. You state that the review of the electronic documents was unrestricted with respect to time and subject matter and included the 2002 and 2003 time periods. It is unclear to us from your response, why you believe the situation discovered with respect to Macnica and Uniquest distributors does not exist with the other distributors and why you believe it is not necessary to perform additional procedures with respect to other distributors for 2004, 2003 and 2002 periods. Please be detailed in your response as to the procedures you performed to ensure that the situation did not exist with other distributors.

We supplementally advise the Staff that the internal investigation undertaken by the Audit Committee under the supervision of our former and current Chief Financial Officers, which included a review of approximately 136,400 emails with 35,000 attachment documents, 31,400 non-email electronic documents and approximately 18 boxes of hard copy documents, was not limited to any subset of distributors of the Company. The Audit Committee retained the services of a law firm to conduct this investigation. The investigation was conducted over a period of approximately seven months.

The scope of the investigation included each of the current or, as applicable, former executive officers of the Company, including the former Chief Financial Officers and former Vice President of Worldwide Sales. It also included other employees in finance, sales, customer service and product marketing functions in the U.S., Japan and Hong Kong. The investigation included both in-person and telephonic interviews as well as a review of the emails and documentation on such person’s hard drives, email, and files. The electronic documents were collected from the hard drives of personal computers and the non-electronic documents were collected from the offices of approximately 14 current or former Tripath employees.

The review of the electronic documents was unrestricted with respect to time and subject matter and included but was not limited to the 2002, 2003 and 2004 time periods. Again, the scope of these interviews and of the electronic and physical documents reviewed was not limited to Macnica or Uniquest. At the conclusion of the investigation, the Audit Committee determined that additional procedures were not required for any of our distributors other than Macnica, our Japanese distributor, and Uniquest, our Korean distributor, because improprieties with other distributors were not found.

Tripath Technology Inc.

August 10, 2005

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

7.	We note your added disclosure regarding the August 2004 sale of 2,500,000 shares of unregistered securities. Please revise to provide the disclosure required by Item 701 of Regulation S-K. Confirm that the number of shares of common stock issued and outstanding as of July 15, 2005 includes these shares.

The added disclosure regarding the August 2004 sale of 2,500,000 shares of unregistered securities was an error and has been deleted from page II-2. We supplementally advise the Staff that the sale on August 6, 2004 of 2,500,000 shares of the Company’s Common Stock was made pursuant to the Company’s Form S-3 Registration Statement (File No. 333-115771) and we supplementally confirm that the number of shares of common stock issued and outstanding as of July 15, 2005 includes the 2,500,000 shares sold on August 6, 2004.

The Company acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional copies of the amendment to the Registration Statement or have any questions regarding the Registration Statement, please call Bret M. DiMarco or David J. Segre at (650) 493-9300.

Sincerely,

TRIPATH TECHNOLOGY INC.

/s/ Jeffrey L. Garon

Jeffrey L. Garon

Vice President, Finance and Chief Financial Officer

Enclosures

Copies to:	David J. Segre

Bret M. DiMarco